Filed by Cimarex Energy Co.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934

                                        Subject Company: Cimarex Energy Co.
                                             Commission File No.: 132-02238

                                  Slide 1

The information contained within this presentation is forward looking and involves risks and uncertainties that could significantly impact expected results. A discussion of these risks and uncertainties is contained in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2002.

                                  Slide 2
FORWARD-LOOKING STATEMENTS

It should be noted that this announcement contains certain statements that may be deemed to be "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's and Key's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  Slide 3

ADDITIONAL INFORMATION

In connection with the proposed spin-off and merger, Key and Cimarex filed with the SEC on May 9, 2002, a Registration Statement No. 333-87948 on Form S-4. Investors and security holders are urged to carefully read the Registration Statement regarding the proposed transaction because it contains important information. Investors and security holders may obtain a free copy of the Registration Statement and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the Registration Statement and the SEC filings incorporated by reference therein may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon
M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax:
303-295-3494, or Helmerich & Payne, Inc, Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.

                                  Slide 4

PARTICIPANTS IN SOLICITATION

H&P, Cimarex, Key and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Information concerning Key's participants in the solicitation is set forth in Key's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading Registration Statement No. 333-87948 on Form S-4 which was filed with the SEC on May 9, 2002. Investors should read the Registration Statement carefully before making any voting or investment decisions.

                                  Slide 5

A New Look For An 82 Year Old Company

>>       H&P to Become a "Pure Play" Contract Drilling Company

        Contract Drilling       E&P     Portfolio

HP             70               20         10

>>       H&P's Total Rig Fleet to Increase by 33% from 2001 To 2003

         1998    1999    2000    2001    2002E   2003E

  East    90      90      88      96      113     128

                             [graphic omitted]

                                  Slide 6
Helmerich & Payne, Inc.
(pre-transaction)

                             [graphic omitted]

Contract Drilling -  104 rigs
E&P               -  245 Bcfe
Portfolio         -  $300MM

>>       ~ $2.0 billion market cap
>>       ~ 50 million shares outstanding

                                  Slide 7

Exploration & Production Division Spun Off As Cimarex Energy Co.

                             [graphic omitted]

Exploration and Production division spun off to H&P Shareholders as Cimarex Energy Co.

                                  Slide 8

Spin/Merge Goals

>>       Use financial strength to enhance shareholder value

>>       Increase focus and visibility

>>       Strengthen E&P division's position

>>       Capture tax efficiency

                                  Slide 9
Why Key Production?

>>       Impressive people and organization

>>       Complementary and overlapping asset base

>>       Strong balance sheet

>>       Similar philosophies and cultures

                                 Slide 10

Key Production Record Of Growth


($ in millions)                     1992     2001
                                    ----     ----
Market Cap                          $25      $240
Debt                                 $3       $34
Stock price ($/share)                $3       $17
Reserves (Bcfe)                      38       147
Reserves (Mcfe/share)               3.6      10.5
Production (Bcfe)                   8.3      26.0

                                 Slide 11

Combined Properties

Helmerich & Payne, Inc.

Proved reserves (Bcfe)                  245
% Natural gas                            87%
Production (MMcfe/d)                    116
Net undeveloped acres               150,401


Key Production Company

Proved reserves (Bcfe)                 147
% Natural gas                           62%
Production (MMcfe/d)                    74
Net undeveloped acres              119,251

                             [graphic omitted]

                                 Slide 12

Cimarex Energy


($ in millions)                 Key      H&P      Combined
YE01 Proved reserves, Bcfe      147      245       392
2002E Production, MMcfe/d        74      116       190
% Gas Production                 65%      90%       80%
2001 EBITDAX                    $80     $146      $226
Employees                        95      150       245

                                 Slide 13

What makes H&P attractive as a "pure play" contract drilling company?

>>       Unique Strategy
>>       Expanding Rig Fleet
>>       Strong balance sheet
>>       Additional analyst coverage and ownership interest

                                 Slide 14

Helmerich & Payne, Inc.

                                Total Rigs
                                                               33% Increase

        1998    1999    2000    2001    2002E   2003E

East     90      90      88      96      113     128

                             [graphic omitted]

                                 Slide 15

Rig Locations


                             [graphic omitted]


  71    U.S. Rigs
  33    International Rigs
  --
 104    Total H & P Rigs
   4    Management Contracts

                                 Slide 16

HELMERICH & PAYNE
INTERNATIONAL DRILLING CO.


                                         FlexRig(TM)

 [graphic omitted]                The BEST VALUE rig
                                        for a wide
                                      range of wells

                                 Slide 17

The Market For FlexRig(TM)*

o The customer needs BEST VALUE from the contractor to achieve lowest total well cost.

o H&P believes BEST VALUE will come from investments in new rigs, innovative ideas and applications of new technologies - not from renovating the last used rig available.


_________
* FlexRig(TM) hereinafter referred to as FlexRig

                                 Slide 18

                     The FlexRig's 8 - 18,000' Capacity
                         is Aimed at a Market Need

                       U.S. Rigs Drilling 1982-2001*

                    [graphic omitted]

      0-10,000'   10,001-15,000'  15,001-17,500'     17,501-20,000'    >20,000'
1983     62%           29%             5%                 3%              1%4
2001     44%           43%             7%                 4%              2%

                                 Slide 19

           FlexRig Offers Continuity Over 8 - 18,000' well depths

                Wells drilled by R166 (FlexRig1) for Chevron
                             May '98 - Nov '01


8-9,000'        9-11,000'        11-14,000'        14-18,000'
   9               28               8                 4



                             [graphic omitted]

                                 Slide 20

           FlexRig Offers Continuity Over 8 - 18,000' well depths

                 Wells drilled by R168 (FlexRig1) for Shell
                      Nov '99 - April '02 (Continuing)


8-9,000'        9-11,000'       11-14,000'      14-18,000'
   5               1               10              7


                             [graphic omitted]

                                 Slide 21


                                 H&P Goals
                            For Improving Value


o        Reduce safety and environmental incidents.

o        Improve productivity

o        Build the right rig at the best value cost

                                 Slide 22

                              Reduce Safety &
                          Environmental Incidents


o    Use "safety by design" to minimize or eliminate incidents.

o Develop new ideas such as patented round mud tanks to reduce incidents.

o    Since 1998, mobile and FlexRigs have a Total Recordable Incident Rate
     (TRIR) 28% lower than H&P conventional rigs.



                     5 - Year Average TRIR (1998-1Q02)

                             [graphic omitted]

                                 Slide 23

                           IMPROVE PRODUCTIVITY

o    Reduce crew turnover.

o Mobile and FlexRig rig turnover rate is 73% lower than H&P conventional rigs.

         H&P Crew Turnover - Mobile and FlexRigs* vs. Conventional Rigs
                                    15 Months
                               Jan. '01 - Mar. '02

                             [graphic omitted]

                                 Slide 24

                               Capture & Use
                         Organizational Learnings

                             [graphic omitted]
graphic shows:

     Maintenance
     Safety
     Environment
     Communications
     Training
     Supply Chain Management

                                 Slide 25

                       Apply New Ideas & Technology

                             [Graphic omitted]
graphic shows:

    V-ICIS eD Controls
    Round Mud Tanks
    Integrated Top Drive
    P-Quip System
    VFD AC Drainworks
    BoP Handling

                                 Slide 26

                           Reduce Well Cycle Time

                   South Texas move times - 1500 HP Rigs

Average days per 40 mile move:

FlexRigs (257 moves) - 2.4 days
Conventional (49 moves) - 6.7 days

                            [graphic omitted]

                                  Slide 27

                           Reduce Total Well Cost

                             [graphic omitted]

                                  Slide 28

                               Build The Right Rig
                             At The Best Value Cost

o 1997 industry estimate*: $12.45MM for new 2000HP land rig w/o top drive. Related estimate: $11MM for new 1500HP land rig w/o top drive.

o H&P created value in FlexRig: Lower investment and enhanced capabilities

            Year         Rig       # Rigs     New Cost ($MM)   Top Drive
            ----       --------    ------     --------------   ---------
            1998       FlexRig1       6           6.7A             No
            2001       FlexRig2      12           8.0A             No
            2002-3     FlexRig3      25          10.5E             Yes

* Source:  Oil & Gas Journal, 22 September 1997

                                  Slide 29

                        Reliability of New Technology

                             [graphic omitted]

Sources of Improvements
-----------------------

o        Support from H&P field operations

o        Learning curve

o        Varco - H&P collaboration

o        Varco command center using H&P WAN

o        Daily conference call to share organizational learnings

o        Software and hardware upgrades

o        "No Retreat" attitude

                                  Slide 30

                         Rig Status as of 20 May 2002


                                       Rigs        Working /
                                     Available    Contracted
                                     ---------    ----------
U.S. Land, Mobile & FlexRigs(tm)         30          100%
U.S. Land, Conventional                  29           72%
U.S. Platform                            12           75%
International Land                       33           55%
                                        ---          ---
Total                                   104           75%

                                  Slide 31

                           Total H&P Rigs Available

                         1998    1999    2000    2001    2002E   2003E
Offshore Rigs             11      10      10      10      12      12
Conventional Land Rigs    63      62      61      61      62      62
Mobile & FlexRigs         16      17      17      25      39      54

                             [graphic omitted]

                                  Slide 32

                                 EBITDA ($MM)

                1992    1993    1994    1995    1996    1997    1998    1999    2000    2001    2002E   2003E
EBITDA          32.889  46.48   52.745  53.762  85.461  114.086 142.1   127.3   118.9   180.8   140
Peak Run Rate                                                                                                   371

                             [graphic omitted]